UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 10, 2023

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Novo Nordisk will stop the once-weekly injectable semaglutide kidney outcomes trial, FLOW, based on interim analysis

Bagsværd, Denmark, 10 October 2023 – Novo Nordisk today announced the decision to stop the kidney outcomes trial FLOW (Effect of semaglutide versus placebo on the progression of renal impairment in people with type 2 diabetes and chronic kidney disease).

The decision to stop the trial is based on a recommendation from the independent Data Monitoring Committee (DMC) concluding that the results from an interim analysis met certain pre-specified criteria for stopping the trial early for efficacy.

Based on the decision to stop the trial at interim, the process of closing the trial will be initiated. To protect the integrity of the trial, Novo Nordisk remains blinded to the results until trial completion. Novo Nordisk expects that FLOW will read out during the first half year of 2024.

About FLOW

FLOW is a randomised, double-blind, parallel-group, placebo-controlled, superiority trial comparing injectable semaglutide 1.0 mg with placebo as an adjunct to standard of care on kidney outcomes for prevention of progression of renal impairment and risk of renal and cardiovascular mortality in people with type 2 diabetes and chronic kidney disease (CKD). 3,534 people are enrolled in the trial which has been conducted in 28 countries at more than 400 investigator sites. The FLOW trial was initiated in 2019.

The key objective of the FLOW trial is to demonstrate delay in progression of CKD and to lower the risk of kidney and cardiovascular mortality through the composite primary endpoint consisting of the following five components: onset of persistent ≥ 50% reduction in eGFR1 according to the CKD-EPI2 equation compared with baseline, onset of persistent eGFR1 (CKD- EPI2) < 15 mL/min/1.73 m2, initiation of chronic kidney replacement therapy (dialysis or kidney transplantation), death from kidney disease or death from cardiovascular disease in people with type 2 diabetes and chronic kidney disease. Key secondary endpoints include annual rate of change in eGFR1 (CKD-EPI2), major adverse cardiovascular events (non-fatal myocardial infarction, non-fatal stroke, cardiovascular death) and all-cause death. The trial protocol provides for an interim analysis when a prespecified number of primary endpoint events has occurred.

About Ozempic®

Once-weekly subcutaneous semaglutide is approved in 0.5, 1.0 and 2.0 mg doses under the brand name Ozempic® and indicated as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes mellitus and to reduce the risk of major adverse cardiovascular events in adults with type 2 diabetes mellitus and established cardiovascular disease.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 59,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:

Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Elizabeth DeLuca (US) +1 609 580 9868 edel@novonordisk.com
Investors:

Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com
David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Sina Meyer +45 3077 6656 azey@novonordisk.com
Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

1.	eGFR: estimated glomerular filtration rate
2.	CKD-EPI: Chronic Kidney Disease Epidemiology Collaboration

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 63 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 10, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer